FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated February 16, 2006, entitled, “New Oil Discovery by Repsol YPF in Libya.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 16 February 2006

Number of pages: 3

In one of the company’s most profitable basins

NEW OIL DISCOVERY BY REPSOL YPF IN LIBYA

•	During tests, production has been estimated at 2,300 barrels per day

•	Seven discoveries have already been made in the same block

•	Repsol YPF is the main foreign oil producer in Libya

•	Libya is one of the countries with the greatest exploration growth for Repsol YPF

Repsol YPF has made a new discovery of high quality light crude oil in the Murzuq basin, in Libya with a preliminary production of 2,300 barrels per day.

The oil was found 800 km. south of Tripoli, in the Sahara desert, and is near the two latest discoveries made in this same block towards the end of last year, which gave a preliminary production figure of 2,060 barrels of oil equivalent per day and 4,650 boepd.

Repsol YPF is operator of this block, with a 32% stake, in partnership with the Libyan National Oil Company (NOC) and three European companies: OMV (Austria), Total (France) and Hydro (Norway). The consortium led by Repsol YPF has made six other discoveries in this same block. Production has started at two of these discoveries in the past two years, reaching 48,000 boepd, respectively.

Oil production from the prolific Murzuq basin, one of the most profitable for Repsol YPF, began in December 1996 at the giant El Sharara fields, situated in block NC115. These fields are operated by Repsol YPF in a consortium with NOC, OMV and Total, and currently produce some 200,000 barrels of excellent quality light crude oil per day.

Press Release

Repsol YPF has mining rights to 17 blocks in Libya, of which 15 blocks are for exploration, with a net area of 65,517 square kilometers, and two for development, with a area of 1,413 square kilometers.

In 2005, Repsol YPF operated production in Libya totaled 240,500 barrels per day, and net production totaled 25,100 barrels of oil per day in that country.

Repsol YPF is the main operator in Libya, second only to the state-owned company, NOC, and the projects and discoveries undertaken in this North African country have made this one of the most outstanding countries in our company’s upstream growth strategy for coming years.

2

Press Release

REPSOL YPF PRESENCE IN LIBYA

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 17, 2006	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer